[ING FUNDS LOGO]

March 22, 2007

VIA EDGAR

Mr. Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ING Asia Pacific High Dividend Equity Income Fund

(File Nos. 333-139981; 811-22004)

Dear Mr. Thompson:

This letter responds to a comment provided by you via telephone to Robin Nesbitt on March 20, 2007 and March 21, 2007 with respect to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 for ING Asia Pacific High Dividend Equity Income Fund (the “Fund”). Our summary of the comment and our response thereto is provided below. In addition, attached is the Tandy Letter (Attachment A).

Summary of Fund Expenses - Prospectus

1.	Please clarify further the language in footnote (1). For example, does the sentence intend to state that the agreement of ING Investments in footnote (1) is to pay all organizational expenses of the fund and, separately, to pay the fund’s offering costs (other than the sales load) that exceed $0.05 per common share?

Response: The disclosure will be revised to clarify that ING Investments will pay all organizational expenses and, separately, will pay the Fund’s offering costs that exceed $0.05 per common share. In addition, the Fund will make conforming changes throughout the registration statement where similar disclosure appears.

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Should you have any questions or comments regarding this letter, please contact the undersigned at 480-477-2665.

Very truly yours,

/s/ Robin R. Nesbitt
Robin R. Nesbitt
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Attachment A

March 22, 2007

VIA EDGAR

Mr. Brion R. Thompson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	ING Asia Pacific High Dividend Equity Income Fund

(File Nos. 333-139981; 811-22004)

Dear Mr. Thompson:

ING Asia Pacific High Dividend Equity Income Fund (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, the Registrant acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Steven B. Boehm

Sutherland Asbill & Brennan LLP